Filed by Team, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation

Commission File No. 001-05083

TISI Customer FAQ

1.	What was announced?

•	Team, Inc. and Furmanite Corporation announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which Team will acquire all of the outstanding shares of Furmanite in an all stock transaction valued at approximately $335 million, including the assumption of debt.

•	The combination will create a company with more than 8,300 employees and 220 locations in 22 countries. The combined company will have enhanced global scale and a strong presence in North America.

2.	Who is Furmanite?

•	Furmanite is one of the larger specialty industrial services companies, providing world class solutions to meet customers’ needs through 80 offices on six continents.

•	Furmanite delivers a wide portfolio of mechanical and inspection services, and of course, we have been worthy competitors over a long period of time.

3.	What does this mean for customers?

•	We are confident that Furmanite and Team will achieve more than either of us could achieve on our own as standalone companies.

•	The combination will approximately double the size of Team’s mechanical services capabilities and establish a deeper, broader talent and resource pool that better supports our customers across standard and specialty mechanical services.

•	In addition, the capability and capacity of the combined entity will offer an enhanced single-point of accountability and flexibility in addressing some of the most critical needs of our clients; whether as individual services or as part of an integrated specialty industrial services solution.

•	Importantly, we believe our customers will benefit from a deeper portfolio of services and solutions and a strengthened presence around the world.

4.	What does this mean for my existing contract? Will this announcement impact pricing or my contract under negotiation?

•	Prior to closing, which we expect will occur in the first calendar quarter of 2016, Furmanite and Team will remain separate companies. There is no impact on existing contracts or on negotiations that may be underway as a result of the announced merger.

5.	Will there be any changes in my service schedule or relationship with Team? Will my day-to-day contact change?

•	Until the transaction has closed, Team and Furmanite will continue to operate as separate companies and it will be business as usual.

•	Your contacts at Team will remain the same and you should continue to hold us to the same high service level you have come to expect.

•	As we work through this process, which is expected to close the first calendar quarter of 2016, we will do our best to keep you informed of key updates.

6.	What does this mean if I have contracts with both Team and Furmanite?

•	Until the transaction has closed, Furmanite and Team will continue to operate as separate companies and it will be business as usual.

•	As always, we will communicate any important updates as information becomes available.

7.	Will this announcement impact bidding procedures?

•	There are no changes to bidding procedures as a direct result of this announcement.

•	Until the transaction closes, Team and Furmanite will continue to operate as separate companies and it will be business as usual.

•	Your contacts at Team will remain the same and you should continue to hold us to the same high service level you have come to expect.

•	As we work through this process, which is expected to close the first calendar quarter of 2016, we will do our best to keep you informed of key updates.

8.	When do you expect the transaction to close?

•	The companies expect to complete the combination in the first calendar quarter of 2016, subject to stockholder approvals and customary regulatory approvals, and other customary closing conditions.

•	Until that time, Team and Furmanite will continue to operate as two separate companies.

9.	Where can I find additional information? Who can I contact if I have any more questions?

•	We will continue to update you with additional information as we move forward.

•	If you have any further questions, please don’t hesitate to contact your regular Team contact.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s stockholders may fail to approve the transaction, on the expected timeline or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected timeline or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies’ customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company’s products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER.

When available, the joint proxy statement/prospectus will be mailed to stockholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.Teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.